UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing

a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
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No
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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated

November 30, 2023, titled

“ABB Capital Markets Day 2023: Setting

new
standards”.

—
FROSINONE, ITALY,

NOVEMBER 30,

2023
ABB Capital Markets Day 2023:
Setting new standards
●

Future focus on consistency in operating model, accelerating growth and continuous improvements
●

Upgraded target for long-term comparable revenue growth to 5-7%
●

Increased target for Operational EBITA margin target to 16-19%
●

More ambitious 2030 and 2050 science-based net-zero targets
ABB is hosting its Capital Markets Day today

at its Electrification site in Frosinone,

Italy. At the event,
CEO Björn Rosengren, CFO Timo Ihamuotila, as well

as the Presidents of ABB’s four business areas
will give an update on ABB’s successful transformation,

financial targets and how the company

will
benefit from key secular trends across its

business areas. In addition, ABB’s Group Head of
Sustainability will provide an update

on the company’s sustainability agenda, including

more ambitious
2030 and 2050 net-zero targets.
Björn Rosengren said: “During the transformation

period over the past three years, we aligned

the ABB
business portfolio to our purpose of enabling

a more sustainable and resource-efficient future through
our technology leadership in electrification

and automation. We have achieved strong improvements

in
financial and sustainability performance

during this phase, supported by increased

accountability,
transparency and speed thanks to our ABB

Way operating model.

“Having set new standards, we are now coming

out of this transformation period,

and the majority of our
divisions have progressed towards a strategic

growth mandate. They now focus

on capturing the full
potential of what in my view is a market sweet

spot, at the heart of the transition towards

electrification,
energy security, energy efficiency, automation and digitalization. Achieving our previous margin target a year earlier than planned, and being a

more agile unit with fast decision-making

gives us the confidence
to formulate stronger ambitions and lift

our margin target. I am convinced that ABB

is extremely well
positioned – now and in future.”
Higher ambitions following transformation

phase
As part of its updated financial framework,

ABB is lifting its comparable revenue growth target

to
5-7 percent through the economic cycle (from

3-5 percent previously). The target

for acquired growth
remains unchanged at 1-2 percent. The company

is also raising its target for annual operational

EBITA
margin to 16-19 percent (from ≥15 percent

previously) and updating its annual ROCE

target to
>18 percent (from 15-20 percent previously).

In addition, the company is sharpening

its objective for
basic EPS growth through the economic cycle

to at least high single-digit (from

Basic EPS growth >
revenue growth previously). ABB is also confirming

its target of ~100% free cash flow conversion

to net
income.
1/3

The update in growth ambitions is based

on both external and internal factors

including accelerating
demand for sustainability-driven electrification

and automation solutions as the world moves towards
common emissions targets aligned with the

1.5°C target. Additional support for higher

growth is
grounded in new ways of working with ABB’s

divisions that are accountable for growth and
decision-making closer to the market

as well as a reshaped portfolio around sustainability

and resource
efficiency through electrification and automation.
The Group has increased the share of its

divisions that are in growth mode now comprising
approximately 70 percent of the Group’s revenues.

The focus is on both organic growth,

as well as
M&A opportunities that can fill technology

gaps, complement divisions’ offering for

high growth markets,
provide access to new geographies or

enable market consolidation. ABB is aiming

at 5 to 10 small to
mid-size bolt-on acquisitions per year.
Returns and cash generation driven by

growth ambitions
Timo Ihamuotila said: “We expect that our higher growth will also lead to higher profitability and cash
generation. As a lever to reaching our new financial

targets, we are taking the

next step on our journey
towards further improved quality of our revenues

as well as capital efficiency and productivity. At the
same time our capital allocation priorities remain

unchanged.”

ABB will also continue to invest in digital where

it creates synergies with the company’s offering.

As of
2022, approximately 57 percent of orders

were related to the software and digitally

enabled offering.
Approximately 60 percent of R&D resources

are focused on digital solutions which the

company will
continue to strengthen with bolt-on acquisitions.

Between 2020 and 2023 ABB made

26 venture
investments in the areas of technology and

digital.
ABB is reiterating its target of maintaining

a strong investment grade rating. Its capital

allocation
principles remain unchanged: funding organic growth

through research & development, channel

and
capex investments; paying a rising, sustainable

dividend per share over time; executing

value-creating
acquisitions; and when applicable returning

additional cash to shareholders through share

buybacks. In
the past 10 years ABB has returned more than

$28 billion to shareholders – either via

dividends or
share buybacks.
Sustainability: Ambitious 2030 and 2050

science-based net-zero targets
ABB’s technologies are supporting all relevant sectors

to optimize, electrify and decarbonize,

enabling
the energy transition to a net-zero future. In line

with this mission, the company is today

providing an
update on how it is strengthening and accelerating

its sustainability agenda with new targets

and
ambitions.
Björn Rosengren said: “At ABB we have

been enabling energy efficiency and electrification for

over
140 years. Today,

we are putting our leading technologies

in electrification, automation, and
digitalization to work to accelerate the energy

transition. Our sustainability agenda

is fully aligned with
this mission. It focuses on enabling a low-carbon

society, preserving resources, and promoting social
progress in collaboration with our customers,

suppliers, and partners.”

ABB CAPITAL MARKETS DAY 2023:
SETTING NEW STANDARDS
2/3

ABB is taking a rigorous science-based

net-zero targets approach in line with

the net-zero standard of
the Science Based Targets initiative (SBTi). The company has submitted its new targets to SBTi with validation expected in 2024. These include

1.5°C-aligned Scope 1 and 2 targets aiming

at a CO2e
emissions reduction of 80 percent by 2030

and 100 percent by 2050 versus a 2019

baseline. On a
12-month rolling average, ABB has now achieved

a 72 percent reduction in Scopes 1 and

2 CO2e
emissions versus 2019. Additionally, the company has set new Scope

3 CO2e emissions targets aiming
at a reduction of 25 percent by 2030 and

90 percent by 2050 versus a 2022 baseline.

With this more stringent approach, ABB

is moving away from former carbon

neutrality targets, which
included the use of carbon offsets.

Following the latest WBCSD avoided

emissions guidance, ABB has also

updated its ambition in this
area and aims to enable its customers to

avoid 600 megatons of CO2e emissions through

products sold
from 2022 to 2030. ABB helped its customers

avoid 70 Mt of CO2e in 2022, across

industry,
transportation, buildings, data centers,

and more.
Note to editors:

The Capital Markets Day can be followed

on the ABB Investor Relations website

from
8am CET today via the following link: https://capitalmarketsday.abb.com/page/2861310/registration
Further details on ABB’s sustainability agenda can

be found at

https://global.abb/group/en/sustainability
ABB

is a technology leader in electrification

and automation, enabling a more sustainable

and
resource-efficient future. The company’s solutions connect

engineering know-how and software to
optimize how things are manufactured, moved,

powered and operated. Building on more

than
140 years of excellence, ABB’s ~105,000 employees

are committed to driving innovations that
accelerate industrial transformation. www.abb.com
ABB CAPITAL MARKETS DAY 2023:
SETTING NEW STANDARDS
3/3
Important notice about

forward-looking information
This press release includes forward-looking

information and statements

which are based on current expectations,
estimates and projections about

the factors that may affect

our future performance,

including the economic
conditions of the regions and industries

that are major markets for

ABB. These expectations, estimates

and
projections are generally identifiable

by statements containing

words such as “anticipates”,

“expects,” “believes,”
“estimates,” “plans”, “targets”,

“aims” or similar expressions.

However, there are many risks and uncertainties,
many of which are beyond our

control, that could cause

our actual results to differ materially

from the
forward-looking information and

statements made in this press

release and which could affect our

ability to achieve
any or all of our stated targets

or anticipated transactions.

Some important factors that could

cause such
differences include, among others,

business risks associated

with the volatile global economic

environment and
political conditions, costs associated

with compliance activities, market

acceptance of new products

and services,
changes in governmental regulations

and currency exchange

rates and such other factors

as may be discussed
from time to time in ABB Ltd’s filings

with the U.S. Securities

and Exchange Commission,

including its Annual
Reports on Form 20-F. Although ABB Ltd believes that its

expectations reflected in any

such forward-looking
statement are based upon

reasonable assumptions, it

can give no assurance that

those expectations will be
achieved. The foregoing list of

factors is not exclusive and

undue reliance should not be

placed upon any
forward-looking statements, including

projections, which speak

only as of the date made.
—
For more information

please contact:
Media Relations
Phone: +41 43 317 71

11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71

11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned,

thereunto duly authorized.
ABB LTD
Date: December 1, 2023. By: /s/ Ann-Sophie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: December 1, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance